SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Cummins & Brown LLC

Scripps Center

312 Walnut Street, Suite 1000

Cincinnati, Ohio 45202

(513) 241-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

1.	Name of Reporting Persons.

Craig F. Maier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of	7.	Sole Voting Power	515,447[a]
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each Reporting	9.	Sole Dispositive Power	515,447[a]
Person With	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,447[a]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1% [a,b]

14.	Type of Reporting Person (See Instructions) IN

a Includes the following Shares of the Company (as these terms are defined in Item 1) over which Craig F. Maier has sole voting and dispositive power: 422,501 Shares personally owned; 38,577 Shares owned by Frisch New Richmond Big Boy, Inc., as President and sole shareholder of Frisch New Richmond Big Boy, Inc.; 2,307 Shares as Trustee of three trusts for the benefit of his minor children; 52,062 Shares as Trustee under the Jack C. Maier Trust fbo Craig Maier Family.

b Based on information from the Company, there were 5,078,968 Shares of common stock, no par value, of the Company issued and outstanding as of August 5, 2013. Additionally, there are 67,835 Shares which can be acquired pursuant to the exercise of stock options within 60 days.

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Shares"), of Frisch’s Restaurants, Inc. (the "Company"), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2. Identity and Background

a.	Craig F. Maier
b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206
c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.
d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Mr. Maier is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

As a result of the final distribution of the Shares in relation to the Jack Maier Q-Tip Trust, the Annette Frisch Trust, the Jack Maier Insurance Trust, the Blanche Maier Estate, the Jack Maier Exempt Q-Tip Trust, the Jack Maier Credit Shelter Trust, the Jack Maier Disclaimer Trust, the Blanche Maier Trust, and the JBM Limited Partnership, Craig F. Maier is no longer the beneficial owner of 482,937 Shares which were transferred to various heirs and other trusts. The trusts named above in this paragraph, while still in existence, have no remaining Shares.

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Item 4. Purpose of Transaction

See information in Item 3, above.

All Shares beneficially owned by Mr. Maier are held as a long-term investment in the Company. Mr. Maier intends to continually review his investment in the Shares and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Shares, and disposing of Shares. He will also make distribution of Shares from the various Trusts for which he is Trustee as required pursuant to the terms of the various Trust agreements or to obtain cash to satisfy liabilities of the Trusts.

Except as described herein, Mr. Maier has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Based on information from the Company, there were 5,078,968 Shares of the Company issued and outstanding as of August 5, 2013. Additionally, there are 67,835 Shares which can be acquired pursuant to the exercise of stock options within 60 days. Mr. Maier is deemed to beneficially own 515,447 Shares, or approximately 10.1% of the Shares deemed issued and outstanding as of August 5, 2013. Mr. Maier does not have any outstanding stock options.

(b) Mr. Maier has sole voting and dispositive powers over all of the 515,447 Shares beneficially owned by him. See response to Item 2 for information regarding Craig F. Maier.

(c) Since the last Schedule 13D/A was filed: On August 1, 2013, the Jack C. Maier QTIP Trust (the “Trust”) transferred all Shares to the following: 285 Shares to the Jack Maier Exempt Q-Tip Trust, 455 Shares to the Jack Maier Credit Shelter Trust, 4 Shares to the Jack Maier Disclaimer Trust, 37,023 Shares to the Jack Maier Insurance Trust, 5,026 Shares to the Blanche Maier Estate, 78,883 Shares to the Blanche Maier Trust, 35,682 Shares to Craig Maier, 57,476 Shares to Karen Maier, and others heirs or beneficiaries of the estate and trusts.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Craig F. Maier is the Executor of the Estate of Blanche F. Maier, Trustee of the Annette Frisch Remainder Trust, General Partner of JBM, President and sole shareholder of Frisch New Richmond Big Boy, Inc., Trustee of three trusts created for the benefit of his minor children, Trustee of the Jack C. Maier Trust fbo Craig Maier Family, and Trustee of the Jack C, Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, and the Jack C. Maier Disclaimer Trust. Mr. Maier does not affirm the existence of a group.

Item 7. Material to Be Filed as Exhibits

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2013	/s/ Craig F. Maier
Craig F. Maier

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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